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[VIVENDI UNIVERSAL LOGO]


         SUCCESSFUL PLACEMENT OF VIVENDI UNIVERSAL'S HIGH YIELD ISSUE
                 WITH TOTAL AMOUNT INCREASED TO E1.2 BILLION

           THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL NOT
           BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND
            MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT
               REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE
               REGISTRATION REQUIREMENT OF THE SECURITIES ACT.

         THIS PRESS RELEASE IS BEING DISTRIBUTED IN THE UNITED STATES
                        FOR INFORMATION PURPOSES ONLY.

PARIS, APRIL 3, 2003 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) today announced the successful pricing of E1.2 billion of privately placed high yield notes.

As a result of the favorable reaction of investors to the issue, the company increased the total amount to E1.2 billion, including 935 million denominated in dollars and 325 million in euros, from the initial amount of E1 billion.

The strong demand also enabled Vivendi Universal to benefit from an interest rate of 9.25% for the tranche in dollars and 9.5% for the tranche in euros, sold at a discount to yield 9.75%.

After the successful film securitization transaction by Vivendi Universal Entertainment (VUE) for $700 million, this issue will enable Vivendi Universal to satisfy one of the most important conditions for setting up a three-year E2.5 billion credit facility, for which a Memorandum of Understanding was signed on March 24, 2003.

IMPORTANT DISCLAIMER
--------------------

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO THE RISK THAT THE E2.5 BILLION CREDIT FACILITY MAY NOT BE SET UP AS DESCRIBED ABOVE; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE FRENCH COMMISSION DES OPIRATIONS DE BOURSE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THOSE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM VIVENDI UNIVERSAL. VIVENDI UNIVERSAL DOES NOT UNDERTAKE, NOR HAS IT ANY OBLIGATION, TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS.

CONTACTS:

 Media                        Investor Relations
 Paris                        Paris
 Antoine Lefort               Laurence Daniel
 +33 (1) 71.71.1180           +33 (1) 71.71.1233
 Alain Delrieu
 +33 (1) 71.71.1086
 New York                     New York
 Anita Larsen                 Eileen McLaughlin
 +(1) 212.572.1118            +(1) 212.572.8961